Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of AMIS Holdings, Inc. for the registration of 19,550,000 shares of its common stock and to the incorporation by reference therein of our reports dated February 27, 2007, with respect to the consolidated financial statements of AMIS Holdings, Inc., AMIS Holdings, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of AMIS Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah

February 27, 2007